UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800
Vancouver, B.C. V6C 3L2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]            Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Equity Distribution Agreement, dated August 7, 2019
99.2	News Release, dated August 7, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: August 7, 2019
By: /s/ Raymond L. Polman
Name: Raymond L. Polman
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Equity Distribution Agreement, dated August 7, 2019
99.2	News Release, dated August 7, 2019